UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

(Santiago, Chile, May 29, 2026) – At the Ordinary Board meeting held today, the Board acknowledged the resignation presented by Mr. Carlos Molina Solis to his position as Vice-chairman and Director of Compañía Cervecerías Unidas S.A. (the “Company”), effective as of July 31, 2026. The Board of Directors expressed its appreciation for his service and the significant contribution made to the Company's development throughout the years he dedicated to the Board.

The Board of Directors of the Company then appointed Mr. Alexandre Othenio Carreteiro, current President of the Americas Region of the Heineken Group, as replacement Director of Mr. Molina, who will assume the position of Vice-chairman and Director on August 1, 2026.

In addition, at the same meeting, the Board acknowledged the resignation presented by Mr. Rodrigo Hinzpeter Kirberg to the position of Director of the Company with effect as of June 30, 2026. The Board of Directors expressed its appreciation for his service and the significant contribution made to the Company's development throughout the years he dedicated to the Board.

Subsequently, the Board appointed Mr. Patricio Jottar Nasrallah in place of Mr. Hinzpeter, who will assume the position of Director effective on July 1, 2026. Due to the above, Mr. Jottar shall cease to hold the office of Chief Executive Officer of the Company on June 30, 2026.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the water, cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

In view of the two above-mentioned resignations of Directors, the full renewal of the Board of Directors shall take place at the next Ordinary Shareholders' Meeting of the Company, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations.

In the same meeting, the independent director Agathe Lemoine Porte appointed Messrs. Patricio Jottar and Rory Cullinan as members of the Directors´ Committee, in place of Messrs. Rodrigo Hinzpeter and Carlos Molina, with effect as of July 1 and August 1, 2026, respectively. Consequently, said Committee will be composed of directors Agathe Lemoine Porte, Rory Cullinan and Patricio Jottar.

Additionally, in the aforementioned Board meeting, and in compliance with the provisions of the Sarbanes Oxley Act, the Board appointed Mr. Rory Cullinan as member of the Audit Committee in place of Mr. Carlos Molina, and director Mr. Macario Valdés in place of Mr. Rodrigo Hinzpeter on an observer status, effective as of August 1 and July 1, 2026, respectively. Consequently, said Committee will be composed of directors Agathe Lemoine Porte and Rory Cullinan, and director Macario Valdés as observer.

Taking into consideration the aforementioned termination of functions of the Company's current Chief Executive Officer, and as part of a planned transition to continue driving the Company's development and meeting the goals set forth by the Company, the Board agreed to appoint Mr. Eduardo Ffrench-Davis Rodríguez in his place, who is currently the General Manager of Embotelladoras Chilenas Unidas S.A., a subsidiary of the Company, assuming the position as of July 1, 2026.

Finally, the Board expressed its appreciation to Mr. Jottar, who at the time he ceases to hold office will have served 28 years as Chief Executive Officer of the Company, emphasizing his professional dedication and his key role in the growth of the Company in Chile as well as the rest of the region. Furthermore, the Board extended its best wishes for success to Mr. Ffrench-Davis, being confident that his leadership will make a significant contribution to achieving the Company's goals.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the water, cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Felipe Dubernet
Chief Financial Officer

Date: May 29, 2026